Exhibit 12.1
EXPEDIA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended
	September 30,				Year ended December 31,
	2006		2005		2005		2004		2003		2002		2001

	(dollars in thousands)
Earnings:
Income before minority interest and income taxes	$281,940		$347,285		$413,871		$269,543		$255,498		$209,416		$24,124
Fixed charges	13,627		6,657		10,772		7,867		5,074		3,667		567

Total earnings	$295,567		$353,942		$424,643		$277,410		$260,572		$213,083		$24,691

Fixed Charges:
Estimate of interest within rental expense (1)	$7,276		$6,453		$8,667		$7,867		$4,867		$3,667		$567
Interest expense	5,779		204		1,819		—		207		—		—
Amortization of capitalized expenses	572		—		286		—		—		—		—

Total fixed charges	$13,627		$6,657		$10,772		$7,867		$5,074		$3,667		$567

Ratio of Earnings to Fixed Charges	21.69	x	53.17	x	39.42	x	35.26	x	51.35	x	58.11	x	43.55	x

(1)	Interest expense was estimated by using one-third of total rental payments.